Aptinyx Inc.
909 Davis Street, Suite 600
Evanston, IL 60201

July 3, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptinyx Inc.
Registration Statement on Form S-3 filed July 1, 2019 (File No. 333-232488)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aptinyx Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 8, 2019, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Arthur R. McGivern of Goodwin Procter LLP at (617) 570-1971.

Sincerely,
Aptinyx Inc.

/s/ Norbert G. Riedel, Ph.D.
Norbert G. Riedel, Ph.D.
President and Chief Executive Officer

cc:	Ashish Khanna, Aptinyx Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Arthur R. McGivern, Esq., Goodwin Procter LLP